UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                 Lumenon Innovative Lightwave Technology, Inc.
                               (Name of Issuer)

                         Common Stock, $.001 par value
                         (Title of Class of Securities)

                                  55024L-10-9
                                (CUSIP Number)

                               December 31, 2001
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]	Rule 13d-1(b)

[  ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












1   NAMES OF REPORTING PERSONS                            Molex Incorporated
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [  ]
                                                                    (b) [  ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware


                        5  SOLE VOTING POWER                       8,515,167
NUMBER OF
SHARES
BENEFICIALLY            6  SHARED VOTING POWER                       798,000
OWNED BY
EACH
REPORTING               7  SOLE DISPOSITIVE POWER                  8,515,167
PERSON
WITH
                        8  SHARED DISPOSITIVE POWER                  798,000


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                         9,313,167

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  24.1%


12  TYPE OF REPORTING PERSON                                              CO




                                EXPLANATORY NOTE

      This Schedule 13G Amendment No. 1 (this "Schedule 13G") is filed on behalf of Molex Incorporated, a Delaware corporation ("Molex").

Item 1.

(a)     Name of Issuer:             Lumenon Innovative Lightwave Technology,
                                    Inc.

(b)	Address of Issuer's Principal Executive Offices:

                                    8551 Trans-Canada Highway
                                    Village Saint Lauare, (QC) Canada H4S 1Z6

Item 2.

(a)     Name of Person Filing:      Molex Incorporated

(b)	Address of Principal Business Office or, if none, Residence:

                                    2222 Wellington Court
                                    Lisle, Illinois  60532

(c)     Citizenship:                Delaware corporation

(d)     Title of Class of Securities:
                                    Common Stock, $.001 par value

(e)     CUSIP Number:               55024L-10-9

Item 3.

        Not applicable.

Item 4.	Ownership

(a)     Amount beneficially owned:  9,313,167 shares

(b)     Percent of class:           24.1%

(c)	Number of shares as to which the person has:

       (i)   sole power to vote or to direct the vote:     8,515,167 shares*

       (ii)  shared power to vote or to direct the vote:     798,000 shares**

       (iii) sole power to dispose or to direct the
               disposition of                              8,515,167 shares*

       (iv)  shared power to dispose or to direct the
               disposition of:                               798,000 shares**
-----------

*	Excludes 798,000 shares held by the Molex Foundation, an irrevocable trust constituting a private foundation established in accordance with the provisions of Section 501(c)(3) of the Internal Revenue Code of 1986 as Amended (the "Foundation"). Certain directors and executive officers of Molex act as trustees of the Foundation.

**	Molex disclaims beneficial ownership of the 798,000 shares of Lumenon common stock held by the Foundation.


Item 5.	Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following.    [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8.	Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10.Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                  SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2002

MOLEX INCORPORATED

By:   /s/ LOUIS A. HECHT

Title:  Corporate Secretary
        and General Counsel